Exhibit 99.1

Draganfly to Present the Drone Racing League’s

“Why I Fly” Series

The series will spotlight the personal journeys of DRL’s pilots into drone flying

Los Angeles, CA. November 4, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it will present the Drone Racing League’s (“DRL”) “Why I Fly” Series as part of their multi-year partnership with DRL, the world’s premier, professional drone racing property.

“Why I Fly” is a series of short videos spotlighting the personal journeys of elite DRL pilots into the world of drone flying. The series will be released during the 2021-22 DRL World Championship Season which airs on Wednesday nights at 8pm EST on NBCSN and Twitter. DRL has already released several features on individual pilots, which cover topics including their training regiments and thoughts on how to deal with competition during races. More information on DRL’s pilots can be found here.

“This is an incredibly exciting opportunity. The entire team at Draganfly has an unrivaled passion for building the world’s best flying machines. We look forward to inspiring that same love of drones in others through the compelling stories shared by DRL’s pilots in the ‘Why I Fly’ Series,” said Cameron Chell, CEO of Draganfly.

Draganfly was integrated into the 2021-22 DRL World Championship Season on October 20, 2021. The season cuts across both esports and real-drone racing through iconic sports arenas and DRL SIM virtual maps as pilots compete to be crowned the World Champion in front of millions of fans. Find the full DRL race schedule here.

As part of their multi-year partnership, Draganfly and DRL launched DRL Labs, an innovation hub, to research and develop next generation drone technology that will advance the sport of drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility.

Committed to being at the forefront of drone innovations, Draganfly is also developing and advancing products alongside the Draganfly Trophy Truck #32 team, competing under the name “Draganfly” (“Trophy Truck”).

Trophy Truck and Draganfly have partnered to develop advanced products in the form of hardware, software, sensors, and AI in one of the world’s most rugged environments. The advances in this area are expected to help Draganfly commercialize innovations for its existing and growing customer base.

In connection with this, Draganfly has entered into a sponsorship and innovation agreement with Trophy Truck (the “Sponsorship Innovation Deal”), whereby Trophy Truck will provide Draganfly with certain sponsorship and testing benefits, most notably including promotional and testing activities related to desert truck related events, tournaments, trade shows, community events, digital and social media, website presence and related activities. In consideration, Trophy Truck will be entitled to annual milestone compensation equal in value to US$600,000 in cash or common shares in the capital of the Company (the “Consideration Shares”), or any combination thereof, issued at a price per Consideration Share equal to the thirty (30) trading date volume weighted average trading price of the Consideration Shares on the Nasdaq Capital Markets in the thirty (30) trading days immediately prior to the issuance date. The Sponsorship Deal shall be for a two-year term, with an option for Trophy Truck to renew for an additional one-year period.

The Sponsorship Deal contains certain customary conditions of an arrangement of this nature, such as provisions regarding exclusivity, license to use the Draganfly’s trademark, confidentiality, and indemnification.

“The Trophy Truck Space provides an incredibly targeted opportunity for us to innovate products and services alongside multiple industry key decision makers who are deeply involved in this sport. Our work demonstrating our capabilities is expected to create multiple meaningful direct sales opportunities as we innovate, test and commercialize many new leading-edge technologies in this incredibly harsh and demanding environment,” said Cameron Chell, CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About The Drone Racing League

The Drone Racing League (DRL) is the world’s premier, professional drone racing property. The best drone pilots in the world fly in the league and millions of fans watch them race on NBC, NBCSN and Twitter. With ground-breaking technology and immersive, high-speed races through virtual and live events, DRL is creating a new era of sports, combining both esports and real-life competition.

Founded by Nicholas Horbaczewski in 2015, DRL is a privately held company headquartered in NYC. For more information, visit www.drl.io. To join the conversation, follow DRL on Facebook at facebook.com/thedroneracingleague, on Twitter @DroneRaceLeague, and on Instagram @thedroneracingleague.

Media Contact

Melanie Wallner, Director of Communications
melanie@drl.io

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, Draganfly’s multi-year partnership with DRL and the “Why I Fly” Series; the series of short videos spotlighting the personal journeys of elite DRL pilots, to be released during the 2021-2022 DRL Championship Season; Draganfly’s integration into the 2021-22 DRL World Championship Season on October 20, 2021; the launch of DRL Labs;the Sponsorship Innovation Deal and all obligations thereunder. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: Draganfly’s multi-year partnership with DRL, including but not limited to the short video series and the launch of DRL Labs; Draganfly’s integration into the 2021-22 DRL World Championship Season on October 20, 2021;the Sponsorship Innovation Deal and all obligations thereunder; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.